OMB APPROVAL
OMB Number: Expires: Estimated average burden hours per response . . . . . .

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 8)*

Magnolia Oil & Gas Corporation

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

559663109
(CUSIP Number)

J. Andrew West
1001 Fannin Street, Suite 800
Houston, Texas 77002
(713) 659-3500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 28, 2021
(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 559663109	Schedule 13D	Page 2 of 20 Pages

(1)	Name of Filing Parties:
I.R.S. Identification No. of Above Persons (entities only):

EnerVest, Ltd./76-0378595
(2)	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒
(3)	SEC Use Only:

(4)	Source of Funds (See Instructions): OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization:

Texas, U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 73,027,882 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 73,027,882 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

73,027,882
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

☐
(13)	Percent of Class Represented by Amount in Row (11):

31.5%
(14)	Type of Reporting Person (See Instructions):

PN

Note: All share numbers on these cover pages presented on an as-converted basis.

(1) EnerVest, Ltd. (“EnerVest”) may be deemed to have beneficial ownership of 73,027,882 shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”). Such shares are held (in the amounts set forth below) by EnerVest Energy Institutional Fund XIV-A, L.P., EnerVest Energy Institutional Fund XIV-2A, L.P., EnerVest Energy Institutional Fund XIV-3A, L.P., EnerVest Energy Institutional Fund XIV-WIC, L.P., EnerVest Energy Institutional Fund XIV-C, L.P. and EnerVest Energy Institutional Fund XIV-C-AIV, L.P. (collectively, the “Record Holders”). The relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No. 559663109	Schedule 13D	Page 3 of 20 Pages

(1)	Name of Filing Parties:
I.R.S. Identification No. of Above Persons (entities only):

EnerVest Management GP, L.C./76-0629541
(2)	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒
(3)	SEC Use Only:

(4)	Source of Funds (See Instructions): OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization:

Texas, U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 73,027,882 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 73,027,882 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

73,027,882
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

☐
(13)	Percent of Class Represented by Amount in Row (11):

31.5%
(14)	Type of Reporting Person (See Instructions):

OO

(1) EnerVest Management GP, L.C. (“EVM GP”) may be deemed to have beneficial ownership of 73,027,882 shares of Class A Common Stock. Such shares are held (in the amounts set forth below) by the Record Holders. The relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No. 559663109	Schedule 13D	Page 4 of 20 Pages

(1)	Name of Filing Parties:
I.R.S. Identification No. of Above Persons (entities only):

EnerVest Energy Institutional Fund XIV-A, L.P. / 47-2575103
(2)	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒
(3)	SEC Use Only:

(4)	Source of Funds (See Instructions): OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization:

Delaware, U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 35,021,616 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 35,021,616 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

35,021,616
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

☐
(13)	Percent of Class Represented by Amount in Row (11):

15.1%
(14)	Type of Reporting Person (See Instructions):

PN

(1) EnerVest Energy Institutional Fund XIV-A, L.P. (“EV XIV-A”) owns of record 35,021,616 shares of the Issuer’s Class B Common Stock, par value $0.0001 per share (the “Class B Common Stock”), each share of which, pursuant to the Amended and Restated Limited Liability Company Agreement of Magnolia Oil & Gas Parent LLC (“Magnolia LLC”), dated as of July 31, 2018 (the “LLC Agreement”), may be exchanged (by exchanging one unit in Magnolia LLC (a “Unit”) and one share of Class B Common Stock) for one share of Class A Common Stock. The ability to exchange Class B Common Stock for Class A Common Stock and the relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No. 559663109	Schedule 13D	Page 5 of 20 Pages

(1)	Name of Filing Parties:
I.R.S. Identification No. of Above Persons (entities only):

EnerVest Energy Institutional Fund XIV-2A, L.P. / 81-2214106
(2)	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒
(3)	SEC Use Only:

(4)	Source of Funds (See Instructions): OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization:

Delaware, U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 6,702,028 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 6,702,028 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

6,702,028
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

☐
(13)	Percent of Class Represented by Amount in Row (11):

2.9%
(14)	Type of Reporting Person (See Instructions):

PN

(1) EnerVest Energy Institutional Fund XIV-2A, L.P. (“EV XIV-2A”) owns of record 6,702,028 shares of the Issuer’s Class B Common Stock, each share of which, pursuant to the LLC Agreement may be exchanged (by exchanging one Unit and one share of Class B Common Stock) for one share of Class A Common Stock. The ability to exchange Class B Common Stock for Class A Common Stock and the relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No. 559663109	Schedule 13D	Page 6 of 20 Pages

(1)	Name of Filing Parties:
I.R.S. Identification No. of Above Persons (entities only):

EnerVest Energy Institutional Fund XIV-3A, L.P. / 81-2835063
(2)	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒
(3)	SEC Use Only:

(4)	Source of Funds (See Instructions): OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization:

Delaware, U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 6,913,826 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 6,913,826 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

6,913,826
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

☐
(13)	Percent of Class Represented by Amount in Row (11):

3.0%
(14)	Type of Reporting Person (See Instructions):

PN

(1) EnerVest Energy Institutional Fund XIV-3A, L.P. (“EV XIV-3A”) owns of record 6,913,826 shares of the Issuer’s Class B Common Stock, each share of which, pursuant to the LLC Agreement may be exchanged (by exchanging one Unit and one share of Class B Common Stock) for one share of Class A Common Stock. The ability to exchange Class B Common Stock for Class A Common Stock and the relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No. 559663109	Schedule 13D	Page 7 of 20 Pages

(1)	Name of Filing Parties:
I.R.S. Identification No. of Above Persons (entities only):

EnerVest Energy Institutional Fund XIV-WIC, L.P. / 61-1751769
(2)	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒
(3)	SEC Use Only:

(4)	Source of Funds (See Instructions): OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization:

Delaware, U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 365,853 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 365,853 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

365,853
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

☐
(13)	Percent of Class Represented by Amount in Row (11):

Less than 1%
(14)	Type of Reporting Person (See Instructions):

PN

(1) EnerVest Energy Institutional Fund XIV-WIC, L.P. (“EV XIV-WIC”) owns of record 365,853 shares of the Issuer’s Class B Common Stock, each share of which, pursuant to the LLC Agreement may be exchanged (by exchanging one Unit and one share of Class B Common Stock) for one share of Class A Common Stock. The ability to exchange Class B Common Stock for Class A Common Stock and the relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No. 559663109	Schedule 13D	Page 8 of 20 Pages

(1)	Name of Filing Parties:
I.R.S. Identification No. of Above Persons (entities only):

EnerVest Energy Institutional Fund XIV-C, L.P. / 61-1751620
(2)	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒
(3)	SEC Use Only:

(4)	Source of Funds (See Instructions): OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization:

Delaware, U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 20,112,444 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 20,112,444 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

20,112,444
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

☐
(13)	Percent of Class Represented by Amount in Row (11):

8.7%
(14)	Type of Reporting Person (See Instructions):

PN

(1) EnerVest Energy Institutional Fund XIV-C, L.P. (“EV XIV-C”) owns of record 20,112,444 shares of Class A Common Stock. The relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No. 559663109	Schedule 13D	Page 9 of 20 Pages

(1)	Name of Filing Parties:
I.R.S. Identification No. of Above Persons (entities only):

EnerVest Energy Institutional Fund XIV-C-AIV, L.P. / 83-1342712
(2)	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒
(3)	SEC Use Only:

(4)	Source of Funds (See Instructions): OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization:

Delaware, U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,912,115 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,912,115 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

3,912,115
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

☐
(13)	Percent of Class Represented by Amount in Row (11):

1.7%
(14)	Type of Reporting Person (See Instructions):

PN

(1) EnerVest Energy Institutional Fund XIV-C-AIV, L.P. (“EV XIV-C-AIV”) owns of record 3,912,115 shares of the Issuer’s Class B Common Stock, each share of which, pursuant to the LLC Agreement may be exchanged (by exchanging one Unit and one share of Class B Common Stock) for one share of Class A Common Stock. The ability to exchange Class B Common Stock for Class A Common Stock and the relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No. 559663109	Schedule 13D	Page 10 of 20 Pages

(1)	Name of Filing Parties:
I.R.S. Identification No. of Above Persons (entities only):

John B. Walker
(2)	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒
(3)	SEC Use Only:

(4)	Source of Funds (See Instructions): OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization:

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 584,798 (1)
	(8)	Shared Voting Power 73,027,882 (2)
	(9)	Sole Dispositive Power 584,798 (1)
	(10)	Shared Dispositive Power 73,027,882 (2)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

73,612,680
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

☐
(13)	Percent of Class Represented by Amount in Row (11):

31.8%
(14)	Type of Reporting Person (See Instructions):

IN

(1)       Mr. Walker is the sole owner of (a) 584,798 shares of Class A Common Stock and (b) 11,522 restricted stock units (“RSUs”) granted under the Magnolia Oil & Gas Corporation Long Term Incentive Plan (the “Plan”). Each RSU represents a contingent right to receive one share of Class A Common Stock. The RSUs will vest on the earlier of (a) the day preceding the next annual meeting of stockholders of the Issuer at which directors are elected or (b) the first anniversary of the grant date, in each case, subject to the director's continued service through the applicable vesting date and, as such, Mr. Walker may not acquire beneficial ownership of such securities within 60 days of the date hereof.

(2)       As described in Item 5 below, Mr. Walker, by virtue of his indirect ownership and status as a principal of EVM GP, EnerVest’s general partner, may be deemed to have beneficial ownership of an aggregate of 73,612,680 shares of Class A Common Stock, of which 73,027,882 shares are owned of record by the Record Holders. The relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No. 559663109	Schedule 13D	Page 11 of 20 Pages

(1)	Name of Filing Parties:
I.R.S. Identification No. of Above Persons (entities only):

EnerVest Investment Services, L.L.C. /27-4656496
(2)	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒
(3)	SEC Use Only:

(4)	Source of Funds (See Instructions): OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization:

Delaware, U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 73,027,882 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 73,027,882 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

73,027,882
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

☐
(13)	Percent of Class Represented by Amount in Row (11):

31.5%
(14)	Type of Reporting Person (See Instructions):

IA

(1) EnerVest Investment Services, L.L.C. (“EIS, LLC”) may be deemed to have beneficial ownership of 73,027,882 shares of Class A Common Stock, which shares are directly owned of record by the Record Holders. The relationship of the parties filing this Schedule 13D is described in Item 2.

Note: All share numbers on these cover pages presented on an as-converted basis.

CUSIP No. 559663109	Schedule 13D	Page 12 of 20 Pages

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 8 to Schedule 13D (this “Amendment”) relates to shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Magnolia Oil & Gas Corporation, a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

The address of the Issuer’s principal executive offices is Nine Greenway Plaza, Suite 1300, Houston, TX 77046.

ITEM 2.	IDENTITY AND BACKGROUND

The disclosure provided in Item 2 of the Schedule 13D amended hereby is updated to include the following additional disclosures:

(a)	On September 28, 2021, 3,000,000 shares of Class B Common Stock were transferred to the Issuer by certain of the Record Holders and subsequently cancelled in connection with certain of the Record Holders selling 3,000,000 units of Magnolia Oil & Gas Parent LLC (“Magnolia LLC”) to Magnolia LLC at the same price per unit as the shares of Class A Common Stock sold in the September 2021 Offering (defined below). Such shares were transferred to the Issuer in the amounts and from the Record Holders set forth below:

Holder	Shares of Class A Common Stock Transferred	Shares of Class B Common Stock Transferred
EV XIV-A	0	1,985,524
EV XIV-2A	0	379,966
EV XIV-3A	0	391,974
EV XIV-WIC	0	20,742
EV XIV-C-AIV	0	221,794

CUSIP No. 559663109	Schedule 13D	Page 13 of 20 Pages

On September 28, 2021, certain of the Record Holders exchanged 4,608,218 shares of Class B Common Stock and an equal number of units in Magnolia LLC for 4,608,218 shares of Class A Common Stock. Such exchanged 4,608,218 shares of Class B Common Stock were cancelled upon the issuance of an equal number of Class A Common Stock as set forth below:

Record Holder	Shares of Class A Common Stock Issued	Shares of Class B Common Stock Cancelled
EV XIV-A	3,049,908	3,049,908
EV XIV-2A	583,656	583,656
EV XIV-3A	602,100	602,100
EV XIV-WIC	31,862	31,862
EV XIV-C-AIV	340,692	340,692

On September 23, 2021, the Record Holders, as selling stockholders, and the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with J.P. Morgan Securities LLC (the “Underwriter”), providing for the offer and sale of an aggregate of 7,500,000 shares of Class A Common Stock by the Record Holders (the “September 2021 Offering”), and purchase by the Underwriters of the shares of Class A Common Stock at a price of $16.38 per share of Class A Common Stock. The September 2021 Offering closed on September 28, 2021. The September 2021 Offering was made pursuant to the Issuer’s shelf registration statement on Form S-3 (File No. 333-226795), as supplemented by a prospectus supplement dated September 24, 2021. As a result of the September 2021 Offering, the Underwriter purchased from the Record Holders the shares of Class A Common Stock in the amounts and from such holder set forth below:

Record Holder	Shares of Class A Common Stock Sold
EV XIV-A	3,049,908
EV XIV-2A	583,656
EV XIV-3A	602,100
EV XIV-WIC	31,862
EV XIV-C	2,891,782
EV XIV-C-AIV	340,692

CUSIP No. 559663109	Schedule 13D	Page 14 of 20 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b):

Reporting Persons	Number of Shares With Sole Voting Power	Number of Shares With Shared Voting Power	Sole Beneficial Ownership	Shared Beneficial Ownership	Percentage of Class Beneficially Owned
EnerVest	0	73,027,882	0	73,027,882	31.5%
EVM GP	0	73,027,882	0	73,027,882	31.5%
EV XIV-A	0	35,021,616	0	35,021,616	15.1%
EV XIV-2A	0	6,702,028	0	6,702,028	2.9%
EV XIV-3A	0	6,913,826	0	6,913,826	3.0%
EV XIV-WIC	0	365,853	0	365,853	Less than 1%
EV XIV-C	0	20,112,444	0	20,112,444	8.7%
EV XIV-C-AIV	0	3,912,115	0	3,912,115	1.7%
John B. Walker	584,798	73,027,882	584,798	73,612,680	31.8%
EIS, LLC	0	73,027,882	0	73,027,882	31.5%

*All share numbers presented in this table assume full conversion of Class B Common Stock (with the Units) to Class A Common Stock.

Pursuant to the Underwriting Agreement, each of the Record Holders has entered into a lock-up (collectively, “the “Lock-Up Agreement”) with the Underwriter pursuant to which they have agreed with the Underwriters, subject to certain exceptions, not to offer or sell any shares of Class A Common Stock (or securities convertible into or exchangeable for Class A Common Stock) during the period from September 23, 2021 continuing through the date 30 days thereafter, except with the prior written consent of the Underwriter. The foregoing description of the Lock-Up Agreements set forth in this Item 5 does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreement set forth in Section 5(k) of the Underwriting Agreement, which Underwriting Agreement has been filed as Exhibit 7.7 hereto and is incorporated herein by reference.

CUSIP No. 559663109	Schedule 13D	Page 15 of 20 Pages

The filing of this Schedule 13D shall not be construed as an admission by any Filing Party that, for the purpose of Section 13(d) or 13(g) of the Act, such Filing Party is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Filing Party.

Except as indicated in this Item 5 or as set forth herein, neither the Filing Parties nor, to the best knowledge of the Filing Parties, any of the Listed Persons owns beneficially, or has any right to acquire, directly or indirectly, any additional shares of Class A Common Stock or Class B Common Stock. As previously reported, in January 2021, the Issuer amended the certain Non-Competition Agreement, dated July 31, 2018, between the Issuer and EnerVest such that, rather than delivering an aggregate of 4.0 million shares of Class A Common Stock upon the two and one-half year and the four year anniversaries of July 31, 2018 (the “Closing Date”), the Issuer would deliver (i) the cash value of approximately 2.0 million shares of Class A Common Stock and 375,000 shares of Class A Common Stock on the two and one-half year anniversary of the Closing Date and (ii) an aggregate of 1.6 million shares of Class A Common Stock on the four year anniversary of the Closing Date, in each case subject to the terms and conditions of the Non-Competition Agreement, as amended. On February 1, 2021, as consideration for compliance with the Non-Competition Agreement, the Company paid $17.2 million in cash and issued 375,000 shares of Class A Common Stock. As part of the second amendment to the Non-Competition Agreement entered into on June 30, 2021, the Company paid $24.9 million in cash in lieu of delivering the remaining 1.6 million shares of Class A Common Stock. The foregoing summary of the second amendment to the Non-Competition Agreement is qualified by reference to the amendment filed as Exhibit 7.9 hereto.

(c)	Other than as reported herein (including as may have been reported in EnerVest’s initial Schedule 13D filed with the SEC on August 10, 2018 or in any amendment thereto), none of the Filing Parties has effected any transactions involving the Class A Common Stock in the 60 days prior to filing this Amendment.

(d)	No person other than the Filing Parties has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the shares of Class A Common Stock and Class B Common Stock owned of record by the EnerVest entities.

(e)	Not applicable.

CUSIP No. 559663109	Schedule 13D	Page 16 of 20 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The disclosure provided in Item 6 of the Schedule 13D amended hereby is updated to include the following additional disclosure:

The information set forth in Items 2 and 5 of the Schedule 13D is hereby incorporated by reference into this Item 6.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

7.1	Stockholder Agreement, dated as of July 31, 2018, by and among Magnolia Oil & Gas Corporation, EnerVest Energy Institutional Fund XIV-A, L.P., EnerVest Energy Institutional Fund XIV-WIC, L.P., EnerVest Energy Institutional Fund XIV-2A, L.P., EnerVest Energy Institutional Fund XIV-3A, L.P., EnerVest Energy Institutional Fund XIV-C, L.P., EnerVest Energy Institutional Fund XIV-C-AIV, L.P. and TPG Pace Energy Sponsor, LLC (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 6, 2018).

7.2	Registration Rights Agreement, dated as of July 31, 2018, by and among Magnolia Oil & Gas Corporation, EnerVest Energy Institutional Fund XIV-A, L.P., EnerVest Energy Institutional Fund XIV-WIC, L.P., EnerVest Energy Institutional Fund XIV-2A, L.P., EnerVest Energy Institutional Fund XIV-3A, L.P., EnerVest Energy Institutional Fund XIV-C, L.P., EnerVest Energy Institutional Fund XIV-C-AIV, L.P., TPG Pace Energy Sponsor, LLC, Arcilia Acosta, Edward Djerejian, Chad Leat and Dan F. Smith (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 6, 2018).

7.3	Amended and Restated Limited Liability Company Agreement of Magnolia Oil & Gas Parent LLC, dated as of July 31, 2018 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 6, 2018).

7.4	Non-Competition Agreement, by and between Magnolia Oil & Gas Corporation and EnerVest Ltd., dated as of July 31, 2018 (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 6, 2018).

7.5	Contribution and Merger Agreement, dated as of March 20, 2018, by and among TPG Pace Energy Holdings Corp., TPG Pace Energy Parent LLC, EnerVest Energy Institutional Fund XIV-A, L.P., EnerVest Energy Institutional Fund XIV-WIC, L.P., EnerVest Energy Institutional Fund XIV-2A, L.P., and EnerVest Energy Institutional Fund XIV-3A, L.P. and EnerVest Energy Institutional Fund XIV-C, L.P. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on March 20, 2018).

7.6	Joint Filing Agreement (incorporated by reference to Exhibit 7.6 to EnerVest’s Schedule 13D, filed with the SEC on August 10, 2018).

CUSIP No. 559663109	Schedule 13D	Page 17 of 20 Pages

7.7	Underwriting Agreement, dated as of September 28, 2021, by and among Magnolia Oil & Gas Corporation, EnerVest Energy Institutional Fund XIV-A, L.P., EnerVest Energy Institutional Fund XIV-WIC, L.P., EnerVest Energy Institutional Fund XIV-2A, L.P., EnerVest Energy Institutional Fund XIV-3A, L.P., EnerVest Energy Institutional Fund XIV-C, L.P., and J.P. Morgan Securities LLC (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on September 28, 2021).

7.8	Amendment No. 1 to Non-Competition Agreement, by and between Magnolia Oil & Gas Corporation and EnerVest, Ltd., dated as of January 29, 2021 (incorporated by reference to Exhibit 10.8 to the Issuer’s Current Report on Form 10-K, filed with the SEC on February 23, 2021).

7.9	Amendment No. 2 to Non-Competition Agreement, by and between Magnolia Oil & Gas Corporation and EnerVest, Ltd., dated as of June 30, 2021 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 10-Q, filed with the SEC on August 2, 2021).

CUSIP No. 559663109	Schedule 13D	Page 18 of 20 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D with respect to the undersigned is true, complete, and correct.

Dated as of September 30, 2021

EnerVest Management GP, L.C.

By:	/s/ Jud Walker
Name:	Jud Walker
Title:	President & Chief Executive Officer

EnerVest, Ltd.
By: EnerVest Management GP, L.C., its General Partner

By:	/s/ Jud Walker
Name:	Jud Walker
Title:	President & Chief Executive Officer

EnerVest Energy Institutional Fund XIV-A, L.P.
By: EVFA GP XIV, LLC, its Managing General Partner
By: EnerVest, Ltd., its sole member
By: EnerVest Management GP, L.C., its General Partner

By:	/s/ Jud Walker
Name:	Jud Walker
Title:	President & Chief Executive Officer

EnerVest Energy Institutional Fund XIV-2A, L.P.
By: EVFA XIV-2A, LLC, its Managing General Partner
By: EnerVest, Ltd., its sole member
By: EnerVest Management GP, L.C., its General Partner

By:	/s/ Jud Walker
Name:	Jud Walker
Title:	President & Chief Executive Officer

CUSIP No. 559663109	Schedule 13D	Page 19 of 20 Pages

EnerVest Energy Institutional Fund XIV-3A, L.P.
By: EVFA XIV-3A, LLC, its Managing General Partner
By: EnerVest, Ltd., its sole member
By: EnerVest Management GP, L.C., its General Partner

By:	/s/ Jud Walker
Name:	Jud Walker
Title:	President & Chief Executive Officer

EnerVest Energy Institutional Fund XIV-WIC, L.P.
By: EnerVest Holding XIV, LLC, its General Partner
By: EnerVest, Ltd., its sole member
By: EnerVest Management GP, L.C., its General Partner

By:	/s/ Jud Walker
Name:	Jud Walker
Title:	President & Chief Executive Officer

EnerVest Energy Institutional Fund XIV-C, L.P.
By: EVFC GP XIV, LLC, its Managing General Partner
By: EnerVest, Ltd., its sole member
By: EnerVest Management GP, L.C., its General Partner

By:	/s/ Jud Walker
Name:	Jud Walker
Title:	President & Chief Executive Officer

EnerVest Energy Institutional Fund XIV-C-AIV, L.P.
By: EVFC GP XIV, LLC, its Managing General Partner
By: EnerVest, Ltd., its sole member
By: EnerVest Management GP, L.C., its General Partner

By:	/s/ Jud Walker
Name:	Jud Walker
Title:	President & Chief Executive Officer

EnerVest Investment Services, L.L.C.
By: EnerVest Holding, L.P., its Sole Member
By: EnerVest Operating, L.L.C., its General Partner

By:	/s/ Travis W. Hancock
Name:	Travis W. Hancock
Title:	Senior Vice President & Chief Financial Officer

/s/ John B. Walker
John B. Walker

CUSIP No. 559663109	Schedule 13D	Page 20 of 20 Pages

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

7.1	Stockholder Agreement, dated as of July 31, 2018, by and among Magnolia Oil & Gas Corporation, EnerVest Energy Institutional Fund XIV-A, L.P., EnerVest Energy Institutional Fund XIV-WIC, L.P., EnerVest Energy Institutional Fund XIV-2A, L.P., EnerVest Energy Institutional Fund XIV-3A, L.P., EnerVest Energy Institutional Fund XIV-C, L.P., EnerVest Energy Institutional Fund XIV-C-AIV, L.P. and TPG Pace Energy Sponsor, LLC (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 6, 2018).

7.2	Registration Rights Agreement, dated as of July 31, 2018, by and among Magnolia Oil & Gas Corporation, EnerVest Energy Institutional Fund XIV-A, L.P., EnerVest Energy Institutional Fund XIV-WIC, L.P., EnerVest Energy Institutional Fund XIV-2A, L.P., EnerVest Energy Institutional Fund XIV-3A, L.P., EnerVest Energy Institutional Fund XIV-C, L.P., EnerVest Energy Institutional Fund XIV-C-AIV, L.P., TPG Pace Energy Sponsor, LLC, Arcilia Acosta, Edward Djerejian, Chad Leat and Dan F. Smith (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 6, 2018).

7.3	Amended and Restated Limited Liability Company Agreement of Magnolia Oil & Gas Parent LLC, dated as of July 31, 2018 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 6, 2018).

7.4	Non-Competition Agreement, by and between Magnolia Oil & Gas Corporation and EnerVest Ltd., dated as of July 31, 2018 (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 6, 2018).

7.5	Contribution and Merger Agreement, dated as of March 20, 2018, by and among TPG Pace Energy Holdings Corp., TPG Pace Energy Parent LLC, EnerVest Energy Institutional Fund XIV-A, L.P., EnerVest Energy Institutional Fund XIV-WIC, L.P., EnerVest Energy Institutional Fund XIV-2A, L.P., and EnerVest Energy Institutional Fund XIV-3A, L.P. and EnerVest Energy Institutional Fund XIV-C, L.P.(incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on March 20, 2018).

7.6	Joint Filing Agreement (incorporated by reference to Exhibit 7.6 to EnerVest’s Schedule 13D, filed with the SEC on August 10, 2018).

7.7	Underwriting Agreement, dated as of September 28, 2021, by and among Magnolia Oil & Gas Corporation, EnerVest Energy Institutional Fund XIV-A, L.P., EnerVest Energy Institutional Fund XIV-WIC, L.P., EnerVest Energy Institutional Fund XIV-2A, L.P., EnerVest Energy Institutional Fund XIV-3A, L.P., EnerVest Energy Institutional Fund XIV-C, L.P., and J.P. Morgan Securities LLC (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on September 28, 2021).

7.8	Amendment No. 1 to Non-Competition Agreement, by and between Magnolia Oil & Gas Corporation and EnerVest, Ltd., dated as of January 29, 2021 (incorporated by reference to Exhibit 10.8 to the Issuer’s Current Report on Form 10-K, filed with the SEC on February 23, 2021).

7.9	Amendment No. 2 to Non-Competition Agreement, by and between Magnolia Oil & Gas Corporation and EnerVest, Ltd., dated as of June 30, 2021 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 10-Q, filed with the SEC on August 2, 2021).